October 28, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros & Erin E. Martin

Re:                               Prospect Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 27, 2009
File No. 333-162116

Ladies and Gentlemen:

Prospect Acquisition Corp. (the “Company”) has today provided to the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to its Registration Statement on Form S-4, File No. 333-162116 (the “Registration Statement”) originally filed with the Commission on September 24, 2009.  On behalf of the Company, and based upon information provided by the Company, Kennedy-Wilson, Inc. (“Kennedy-Wilson”) and their respective advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated October 27, 2009, from Ms. Sonia Gupta Barros to Mr. David A. Minella, Chairman and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Summary of the Proxy Statement/Prospectus, page 17

Actions That May Be Taken to Secure Approval of Prospect’s Stockholders and Warrantholders, page 30

1.                                      We note your disclosure that Prospect anticipates that the purchase price paid in these arrangements will not exceed a premium of up to $0.03 to $0.04 per share over the per share value held in Prospect’s trust account and that the maximum amount that Prospect anticipates expending for these types of arrangements is approximately $100 million from the proceeds in the trust account to purchase up to no more than approximately 40% of the Prospect outstanding shares.  Please provide definite disclosure of the maximum per share amount, the maximum amount that may be used from the trust account and the maximum number of shares that may be purchased.

Response:

The Company has revised the disclosure on pages 31, 32, 68, 83 and 84 of the Registration Statement in response to the Staff’s comment.

2.                                      Please also provide definitive disclosure of the maximum premiums that may be paid by the aggregators and the maximum fee payable to the aggregator.

Response:

The Company has revised the disclosure on pages 31, 32 and 83 of the Registration Statement in response to the Staff’s comment.

3.                                      After you have provided disclosure on the maximum amounts that Prospect may spend in order to secure approval of the merger, please also quantify the reduction of Prospect’s net assets at book value per common share assuming that the maximum is expended.

Response:

The Company has revised the disclosure on pages 31, 32, 68, 83 and 84 of the Registration Statement in response to the Staff’s comment.

4.                                      Please disclose with more specificity the timing of any Form 8-K you expect to file to disclose these arrangements.  For example, disclose if the Form 8-K will be filed prior to the date of the shareholders’ meeting.

Response:

The Company has revised the disclosure on pages 33, 68 and 84 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 46

Risks Related to the Merger, page 56

“Actions taken by Prospect and others to increase the likelihood…,” page 67

5.                                      We note your response to comment 16 in our letter dated October 26, 2009. You have included additional disclosure in this risk factor about the risk that stockholders who have already voted for the merger will not be allowed additional time beyond the meeting date to reconsider their vote.  This is a separate and distinct risk from the risk that arrangements to secure approval of the merger could have a depressive effect on Prospect’s stock.  Each risk factor subheading should present a single, discreet risk. Please revise accordingly.

Response:

The Company has revised the disclosure on pages 68 and 69 of the Registration Statement in response to the Staff’s comment.

“If Prospect enters into, purchase agreements with holders of its common stock or warrants ...,” page 68

6.                                      We note your response to comments 17 and 18 in our letter dated October 26, 2009.  The specific risks presented by the use of a third party aggregator are distinct from the risks presented by Prospect engaging in transactions to secure approval of the merger.  For example, Prospect may further deplete trust account funds through the use of an aggregator because it could pay the purchase price to the aggregator, which could be the market price plus a premium, as well as a fee. As noted in comment 5 above, each risk factor should present a single, discreet risk.  Please revise accordingly.

Response:

The Company respectfully notes that, while it is true that the Company may pay a premium to market price as well as a fee for shares purchased by a third party aggregator, the Company submits that such purchases would not “further deplete trust account funds” because the Company will still not spend in excess of the $100,200,000 maximum disclosed in the Registration Statement.  However, the Company does recognize that there are some unique risks to its use of an aggregator as opposed to it entering into repurchase contracts directly with sellers of its shares.  Accordingly, the Company has revised the disclosure on page 69 of the Registration Statement to separate these risk factors in response to the Staff’s comment.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8527 or Floyd I. Wittlin at (212) 705-7466. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Laurie A. Cerveny, Esq.

Laurie A. Cerveny, Esq.

cc:                                 Bob Telewicz

Kevin Woody

Floyd I. Wittlin, Esq., Bingham McCutchen LLP

Kate Ness, Esq., Bingham McCutchen LLP

David A. Minella, Prospect Acquisition Corp.

James Cahill, Prospect Acquisition Corp.

Gerald Chizever, Esq., Loeb & Loeb LLP

Lawrence Venick, Esq., Loeb & Loeb LLP

Patricia Baldowski, McGladrey & Pullen, LLP

Anthony Kitchener, KPMG LLP

William McMorrow, Kennedy-Wilson, Inc.